3 E Network Technology Group Ltd

B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

December 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attn: Ms. Jan Woo

Re:	3 E Network Technology Group Ltd
Registration Statement on Form F-1, as amended (File No. 333-276180) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, 3 E Network Technology Group Ltd hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on December 20, 2024, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

3 E Network Technology Group Ltd

By:	/s/ Tingjun Yang
	Name:	Tingjun Yang
	Title:	Co-Chief Executive Officer